

May 21, 2013

Via E-mail
James J. Malerba
Corporate Controller and Chief Accounting Officer
State Street Corporation
One Lincoln Street
Boston, MA 02111

      Re: State Street Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed February 22, 2013
             and Documents Incorporated by Reference
             File No. 001-07511

Dear Mr. Malerba:

We have reviewed your filings and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

Definitive Proxy Statement filed April 4, 2013

2012 Director Compensation, page 25

1.   Please revise future filings to disclose by footnote the aggregate number of stock awards outstanding at the end of the fiscal year for each director. See Regulation S-K Instruction to Item 402(k)(2)(iii) and (iv).

You may contact Aslynn Hogue at (202) 551-3841 or Laura Crotty at (202) 551-3563 with any questions.

Sincerely,

/s/ Laura Crotty for

Suzanne Hayes
Assistant Director